FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on December 20, 2019

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

December 20, 2019

Royal Dutch Shell plc (the “Company”) has been notified that following the payment of the interim dividend on December 18, 2019 in respect of the third quarter of 2019, the following Persons Discharging Managerial Responsibilities (“PDMRs”) acquired dividend shares in respect of shares previously delivered to them under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account. Further information can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2018 (www.shell.com/annualreport).

PDMR	Date Acquired	Share Type	Number of dividend shares acquired	Purchase price per Share
Ben van Beurden	18 December 2019	RDSA	813.24	EUR 26.58
Jessica Uhl	18 December 2019	RDSA	355.19	EUR 26.58
John Abbott	18 December 2019	RDSB	3,864.31	GBP 22.45
Harry Brekelmans	18 December 2019	RDSA	2,854.72	EUR 26.58
Ronan Cassidy	18 December 2019	RDSB	1,913.17	GBP 22.45
Donny Ching	18 December 2019	RDSA	2,133.33	EUR 26.58
Wael Sawan	18 December 2019	RDSA	893.75	EUR 26.58
Maarten Wetselaar	18 December 2019	RDSA	320.63	EUR 26.58

The Notification of Dealing Form for each PDMR can be found below.

This notification is made in accordance with Article 19 of the EU Market Abuse Regulation.

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ben

Last Name(s)	van Beurden

2. Reason for the notification

Position/status	Chief Executive Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.

Currency	EUR

Price	26.58

Volume	813.24

Total	21,615.92

Aggregated information Volume Price Total	813.24 26.58 21,615.92

Date of transaction	18/12/2019

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Jessica

Last Name(s)	Uhl

2. Reason for the notification

Position/status	Chief Financial Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.

Currency	EUR

Price	26.58

Volume	355.19

Total	9,440.95

Aggregated information Volume Price Total	355.19 26.58 9,440.95

Date of transaction	18/12/2019

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	John

Last Name(s)	Abbott

2. Reason for the notification

Position/status	Downstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.

Currency	GBP

Price	22.45

Volume	3,864.31

Total	86,753.76

Aggregated information Volume Price Total	3,864.31 22.45 86,753.76

Date of transaction	18/12/2019

Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Harry

Last Name(s)	Brekelmans

2. Reason for the notification

Position/status	Projects & Technology Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.

Currency	EUR

Price	26.58

Volume	2,854.72

Total	75,878.46

Aggregated information Volume Price Total	2,854.72 26.58 75,878.46

Date of transaction	18/12/2019

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Ronan

Last Name(s)	Cassidy

2. Reason for the notification

Position/status	Chief Human Resources & Corporate Officer

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	B ordinary shares of €0.07 each

Identification Code	GB00B03MM408

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.

Currency	GBP

Price	22.45

Volume	1,913.17

Total	42,950.67

Aggregated information Volume Price Total	1,913.17 22.45 42,950.67

Date of transaction	18/12/2019

Place of transaction	London

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Donny

Last Name(s)	Ching

2. Reason for the notification

Position/status	Legal Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.

Currency	EUR

Price	26.58

Volume	2,133.33

Total	56,703.91

Aggregated information Volume Price Total	2,133.33 26.58 56,703.91

Date of transaction	18/12/2019

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Wael

Last Name(s)	Sawan

2. Reason for the notification

Position/status	Upstream Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.

Currency	EUR

Price	26.58

Volume	893.75

Total	23,755.88

Aggregated information Volume Price Total	893.75 26.58 23,755.88

Date of transaction	18/12/2019

Place of transaction	Amsterdam

1. Details of the person discharging managerial responsibilities/person closely associated

First Name(s)	Maarten

Last Name(s)	Wetselaar

2. Reason for the notification

Position/status	Integrated Gas and New Energies Director

Initial notification/ amendment	Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	Royal Dutch Shell plc

Legal Entity Identifier code	21380068P1DRHMJ8KU70

4. Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted

Description of the financial instrument	A ordinary shares of €0.07 each

Identification Code	GB00B03MLX29

Nature of the transaction	Dividend shares in respect of shares previously delivered under the annual bonus and/or shares previously vested under employee share plans and held in a Share Plan Account.

Currency	EUR

Price	26.58

Volume	320.63

Total	8,522.35

Aggregated information Volume Price Total	320.63 26.58 8,522.35

Date of transaction	18/12/2019

Place of transaction	Amsterdam

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

    Date: December 20, 2019